UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-32555

(Check One):  ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________________

Read attached instruction before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Items 3, 4, 5, 11, 15, 18 and 19.

PART I
REGISTRANT INFORMATION

Full name of registrant	Masisa S.A.

Former name if applicable	_______________________________________

Address of principal executive office (Street and number)
Av. Apoquindo 3650, Piso 10, Las Condes

City, state and zip code	Santiago, Chile

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Masisa S.A. (the “Company”) has determined that it must delay the filing of those portions of its Annual Report on Form 20-F for the year ended December 31, 2006 indicated above in order to complete its assessment of and report on the Company’s internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

As part of its evaluation of the effectiveness of its internal control over financial reporting during 2006, the Company recently detected that validation tools being used to identify critical and inappropriate transaction access rights assigned to each system user profile did not verify one critical transaction. This occurrence related to the purchase and materials module in its Chilean operations. The Company requires additional time to test the effectiveness of compensating controls associated with the purchase and materials module existing in Chile as of December 31, 2006. The Company also requires additional time to complete its review and analysis of its customized information technology programs (Z type programs) it has within its SAP infrastructure to comply with functional requirements that are not supported by standard SAP programs. Based on the results of its review to date, the Company believes there are no material or significant control deficiencies associated with such customized programs, as of December 31, 2006. However, further testing and analysis of these system applications and their potential effect on the effectiveness of the Company’s internal controls on financial reporting is required.

Concurrently with the filing of this extension request on Form 12b-25, the Company has filed the balance of its Annual Report on Form 20-F on the original due date, noting therein the omitted Items. The Company expects to file the indicated Items of its Form 20-F/A for the year ended December 31, 2006 within the allowable extension period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eugenio Arteaga I.	(56) (2)	350-6004
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on unaudited financial statements for the fiscal year ended December 31, 2006, the Company’s net sales were US$886.5 million in fiscal year 2006 compared to US$744.0 million for fiscal year 2005. In addition, the Company’s net income for the fiscal year 2006 was US$83.6 million compared to US$79.5 million for the fiscal year 2005. The increase in net sales and net income was due mainly to strong or moderate growth in net sales across all our geographic segments and for most of our products, with the exception of oriented strand board compared to 2005.

Forward Looking Statements. This Notification of Late Filing on Form 12b-25 regarding Masisa S.A. contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and may include words or phrases such as the Company “believes,” “will,” “expects,” “looks forward to,” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report include, but are not limited to, statements regarding the Company’s desired timing regarding completion of its assessment of the Company’s internal control over financial reporting and the filing of its Annual Report on Form 20-F/A.

Any or all of the forward-looking statements may turn out to be wrong. They can be affected by the judgments and estimates underlying such assumptions or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. In addition, the Company disclaims any obligation to update any forward-looking statements after the date of this report.

All of the foregoing forward-looking statements are expressly qualified by the risk factors discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”). For a detailed discussion of these risk factors, parties that are relying on the forward-looking statements should review the Company’s filings with the SEC, including the Company’s Form 20-F filed on July 2, 2007.

Masisa S.A.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MASISA S.A.
Date: July 2, 2007	By: /s/ Eugenio Arteaga I.
Name: Eugenio Arteaga I. Title: Chief Financial Officer